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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

TRANSGENE S.A.
(Translation of registrant's name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosure:	Press release dated December 10, 2002 announcing Transgene signs vaccine manufacturing agreement with International AIDS Vaccine Initiative.

CONTACT:
For Transgene
Transgene	Cohn & Wolfe	Euro RSCG Omnium
Michel Hubert	Julie Huang	Marie-Carole de Groc
V.P., Business Development	(212) 798 9814	(+33) 1 41 34 40 49
(+ 33) 3 88 27 91 12	Julio Cantre (212) 798 9779
For IAVI Isabelle Claxton V.P., Communications (212) 847 1042

Transgene Signs Vaccine Manufacturing Agreement with International AIDS Vaccine Initiative

        Strasbourg, France, December 10, 2002—Transgene (Nasdaq: TRGNY—Nouveau Marché: TRANSGENE) announced today that it has entered into a collaborative agreement with the International AIDS Vaccine Initiative (IAVI) to manufacture pre-clinical lots of IAVI's constructs for a novel form of vaccine.

        These constructs, developed at the National Institute of Allergy and Infectious Disease, National Institutes of Health USA, consist of Modified Vaccinia Ankara (MVA) vectors carrying genes of the Simian Immunodeficiency Virus, or SIV, which, in monkeys, is the equivalent of HIV, which causes AIDS in humans. Transgene will manufacture the lots to be used by IAVI in its pre-clinical studies. Under the agreement, Transgene is entitled to receive payment of an undisclosed amount from IAVI.

        "We are pleased to collaborate with such a renowned institution as IAVI on a worldwide public health problem. This agreement is an opportunity for Transgene to leverage its expertise in the production and manufacturing of recombinant vaccines and vectors," said Jean-François Carmier, Chief Executive Officer of Transgene.

        Transgene, based in Strasbourg, France, with an office near Boston, Massachusetts, is a biopharmaceutical company dedicated to the discovery and development of gene therapy products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the development of gene therapy products for the treatment of cancer. Transgene has five products in clinical development, two of which are in Phase II clinical trials for seven different indications and three of which are in Phase I clinical trials. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, poxvirus and non-viral vectors.

        IAVI is a nonprofit organization whose mission is to ensure the development of safe, effective and accessible preventive HIV vaccines for use throughout the world.

        This press release contains forward-looking statements. Statements that are not historical facts are based on Transgene's current expectations, beliefs, estimates, forecasts and assumptions. Those statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors that may affect Transgene's future operating results include the following: Transgene's collaboration agreement with IAVI may not provide Transgene with the anticipated benefits when expected, if at all; Transgene's product candidates may not demonstrate therapeutic efficacy; Transgene may be unable to obtain regulatory approval for its product candidates; Transgene's patent rights may not provide it with any benefit and the patents of others may prevent it from commercializing its products; Transgene may be unable to conduct its clinical trials as quickly as it has predicted; Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates; competitors may develop technologies or products superior to Transgene's technologies or products; and other important factors described in Transgene's Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled "Risk Factors."

Société anonyme au capital de 23 008 603 €—R.C. Strasbourg B 317 540 581
11, rue de Molsheim—67082 Strasbourg Cedex (France) Tél : + 33 3 88 27 91 00 Fax : + 33 3 88 27 91 11

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2002	Transgene S.A.
	By:	/s/ GHISLAINE GILLERON Ghislaine Gilleron Director of Legal Affairs and Intellectual Property

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Transgene Signs Vaccine Manufacturing Agreement with International AIDS Vaccine Initiative
SIGNATURE